FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of March 2009.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number
1.	Nomura Announces Issue Price and Selling Price for Global Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 4, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Nomura Announces Issue Price and Selling Price for Global Offering

Tokyo, March 4, 2009—Nomura Holdings, Inc. (the “Company”) today announced that it has determined the issue price and the selling price in relation to the issuance of new shares and a secondary offering of shares (secondary offering by way of over-allotment) resolved on February 23, 2009.

1. Issuance of New Shares by way of Public Offering

1.	Number of Shares to be Offered

716,400,000 shares of common stock of the Company (“shares”) which is the sum of (i) through (iii) below.

(i)	361,400,000 new shares to be purchased by the initial purchaser in the offering to be made in Japan.

(ii)	290,800,000 new shares to be purchased by the initial international purchaser in the offering to be made overseas.

(iii)	A maximum of 64,200,000 shares which shall be the subject of a purchase option to be granted to the initial international purchaser in the offering to be made overseas for the purchase of the additionally issued shares.

2.	Issue Price1, [2]	417 yen per share

3.	Total Amount of the Issue Price[3]	298,738,800,000 yen

4.	Amount to be Paid[1,2]	399.80 yen per share

5.	Total Amount to be Paid[3]	286,416,720,000 yen

[1]

The initial purchaser shall purchase all of the new shares with respect to the offering made in Japan at the amount to be paid, and the Japanese managers shall handle the public offering at the issue price.

[2]

The initial international purchaser shall purchase all the new shares with respect to the offering made overseas at the amount to be paid, and the international managers shall handle the public offering at the issue price.

[3]	These figures are based on the assumption that initial international purchaser exercises the option to purchase all the additional shares set forth in 1. (iii) above.

This press release does not constitute an offer of securities in the United States. The shares of Nomura Holdings common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

6. Amount of Stated Capital and Additional Paid-in Capital to be Increased[3]

The amount of stated capital to be increased	143,208,360,000 yen

The amount of the additional paid-in capital to be increased	143,208,360,000 yen

7. Subscription Period (in Japan)	Thursday, March 5, 2009 to Friday, March 6, 2009

8. Payment Date	Wednesday, March 11, 2009

2. Secondary Offering of Shares (Secondary offering by way of over-allotment)

1. Number of Shares to be Sold	33,600,000 shares

2. Selling Price	417 yen per share

3. Total Amount of the Selling Price	14,011,200,000 yen

4. Subscription Period (in Japan)	Thursday, March 5, 2009 to Friday, March 6, 2009

5. Delivery Date	Thursday, March 12, 2009

3. Issuance of New Shares by way of Third-Party Allotment

1. Amount to be Paid	399.80 yen per share

2. Total Amount to be Paid	13,433,280,000 yen (maximum)

3. Amount of Stated Capital and Additional Paid-in Capital to be Increased

Amount of stated capital to be increased	6,716,640,000 yen (maximum)

Amount of the additional paid-in capital to be increased	6,716,640,000 yen (maximum)

4. Subscription Period (Subscription Date)	Thursday, March 26, 2009

5. Payment Date	Friday, March 27, 2009

This press release does not constitute an offer of securities in the United States. The shares of Nomura Holdings common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

For Reference

1.	Calculation of Issue Price and Selling Price

(i)	Calculation Date and Price	Wednesday, March 4, 2009
		430 yen
(ii)	Discount Rate	3.02%

2.	Syndicate Cover Transaction Period

Saturday, March 7, 2009 to Thursday, March 19, 2009

3.	Use of Proceeds

All proceeds, approximately up to 297,928,402,000 yen, to be raised through the public offering and the third-party allotment are planned to be used to make investments (including loans) in the Company’s consolidated subsidiaries in each region to strengthen the Company’s business foundation in Asia (including Japan) and Europe. These consolidated subsidiaries expect to use the invested money as working capital.

Ends

For further information please contact:

Name	Company	Telephone
Shuji Sato	Nomura Holdings, Inc.	+ 81-3-3278-0591

Kathy Lindsay	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.

This press release does not constitute an offer of securities in the United States. The shares of Nomura Holdings common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.